Exhibit 99.2

CONTACT: Kenneth G. Howling

Vice-President, Finance and Corporate Affairs

(905) 286-3000

For Immediate Release:

BIOVAIL DECLARES QUARTERLY DIVIDEND

TORONTO, Canada, May 11, 2006 – Biovail Corporation (NYSE, TSX: BVF) today announced that the Company’s Board of Directors has declared a cash dividend of US$0.125 per share payable on May 31, 2006, to shareholders of record at the close of business on May 23, 2006.

About Biovail Corporation

Biovail Corporation is a specialty pharmaceutical company, engaged in the formulation, clinical testing, registration, manufacture and commercialization of pharmaceutical products utilizing advanced drug-delivery technologies. For more information about Biovail, visit the Company’s Web site at www.biovail.com.

For further information, please contact Ken Howling at 905-286-3000 or send inquiries to ir@biovail.com.

Source: Biovail Corporation